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                                                                     Exhibit 7



                  Copyright 1996 PR Newswire Association, Inc.
                                  PR Newswire

                             June 28, 1996, Friday

SECTION: Financial News

DISTRIBUTION: TO BUSINESS EDITOR

LENGTH: 192 words

HEADLINE: HORSEHEAD RESOURCE DEVELOPMENT GOING PRIVATE; ANNOUNCES AMENDED
          TENDER OFFER AND FINAL EXTENSION

BODY:

        Horsehead Resource Development Co., Inc. (HRD) (Nasdaq: HHRD) announced today that it has amended its tender offer in order to increase the number of shares repurchased. The amended offer is to repurchase 4,636,600 shares of HRD's common stock, including all 1,751,600 shares held by its public stockholders and 2,885,000 shares held by B.U.S Environmental Services, Inc. The offer will now expire on July 12, 1996 at 5:00 p.m. HRD does not intend to further extend the offer.

        NEW YORK, June 28: As of June 25, 1996 a total of approximately 4,057,000 shares have been tendered in response to the offer. The purchase price for each share of common stock is $5.75 per share in cash. The offer is subject to various terms and conditions described in offering materials that have been distributed to public stockholders. Chemical Mellon Shareholder Services L.L.C. is the depositary and Morrow & Co., Inc., is the information agent. After the repurchase, HRD's shares will no longer be listed on Nasdaq or registered under the Federal securities laws. CONTACT: Horsehead Resource Development Co., Inc., 212-527-3003

LANGUAGE: ENGLISH




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